EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended October 31, 2008, the Edgar Lomax Value Fund increased accumulated net realized gains on investments by $32 and decreased net investment income by $32.

For the year ended October 31, 2008, the Huber Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Equity Income Fund	$(18)	$18	$-
Small Cap Value Fund	5,087	(145)	(4,942)

These permanent differences primarily relate to reclassification of net operating losses and foreign currency losses.

For the year ended October 31, 2008, the 300 North Capital Small Cap Growth Fund increased accumulated net realized gains on investments by $3, undistributed net investment income by $114,134 and decreased paid-in capital by $114,137.

For the year ended October 31, 2008, the ActivePassive Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Large Cap Growth Fund	$4,809	$-	$(4,809)
Small/Mid Cap Growth Fund	37,125	-	(37,125)
Small/Mid Cap Value Fund	2,868	-	(2,868)
International Equity Fund	(24,715)	24,715	-
Emerging Markets Equity Fund	(773)	773	-
Intermediate Taxable Bond Fund	9	(9)	-

The permanent differences primarily relate to paydown and Real Estate Investment Trust (REIT) adjustments with differing book and tax methods for accounting.

The reclassifications have no effect on net assets or net asset value per share.